Exhibit 99.1

Chunghwa Telecom Reports Audited Consolidated Operating Results

for the Second Quarter of 2013

TAIPEI, Taiwan, R.O.C. August 14, 2013 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its audited operating results for the second quarter of 2013. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Second Quarter 2013 Financial Highlights

•	Total revenue increased by 2.6% to NT$55.84 billion

•	Mobile communications revenue increased by 8.6% to NT$26.87 billion

•	Mobile value-added services (VAS) revenue increased by 35.1% to NT$6.82 billion

•	Handset sales revenue increased by 16.1% to NT$7.57 billion

•	Internet revenue increased by 3.2% to NT$6.19 billion

•	Domestic fixed communications revenue decreased by 2.3% to NT$18.18 billion

•	International fixed communications revenue increased by 4.1% to NT$4.03 billion

•	Total operating costs and expenses increased by 8.7% to NT$43.18 billion

•	Net income totaled NT$10.64 billion, representing a 7.0% decrease

•	Basic earnings per share (EPS) was NT$1.37

First Half of 2013 Financial Highlights

•	Total revenue increased by 2.3% to NT$112.45 billion, reaching 51.6% of the full year guidance

•	Mobile communications revenue increased by 8.9% to NT$54.77 billion

•	Mobile VAS revenue increased by 38.8% to NT$13.34 billion

•	Handset sales revenue increased by 16.4% to NT$16.67 billion

•	Internet revenue increased by 0.2% to NT$12.21 billion

•	Internet VAS revenue increased by 5.1% to NT$1.36 billion

•	Domestic fixed communications revenue decreased by 4.1% to NT$36.23 billion

•	International fixed communications revenue increased by 4.4% to NT$7.84 billion

•	Total operating costs and expenses increased by 5.7% to NT$88.54 billion

•	Net income totaled NT$19.84 billion, representing a 5.7% decrease and reaching 52.8% of the full year guidance

•	Basic EPS was NT$2.56

Dr. Yen-Sung Lee, Chairman and CEO of Chunghwa Telecom, commented, “During the second quarter, Chunghwa Telecom continued to expand its market leadership in terms of both revenue and market share in our key growth segments. Through aggressive promotion of our data plans and strategic targeting of the fast-growing, low-to-mid tier smartphone market, we were not only able to rapidly attract new customers, but also effectively facilitate customers’ adoption of data service. Benefiting from this concerted effort, our mobile internet subscriber market share expanded to 33.5%, helping us maintain our leading position with over 3.17 million subscribers as of the end of June. In addition, our mobile data revenue outperformed our peers during the quarter and increased by 35.1% year-over-year. We believe that this growth is a testament having the right strategy and strong execution capabilities, making it possible to capitalize on these growth opportunities. We recognize the growing demand in Taiwan for faster connections across all platforms and are uniquely positioned to take advantage of this as well as the upcoming mobile broadband spectrum auctions. We believe that with our current plans and the potential for mobile broadband expansion, we will be able to continue to capitalize on the markets demand for digital convergence services, further strengthening our overall business.”

Revenue

Chunghwa’s total revenue for the second quarter of 2013 increased by 2.6% to NT$55.84 billion. This total was comprised of 48.1% mobile, 11.1% internet, 32.6% domestic fixed, 7.2% international fixed, and the remainder was from other businesses.

Total revenue for the mobile business increased to NT$26.87 billion for the second quarter 2013, representing 8.6% growth. The increase was primarily due to growth in mobile VAS revenue and handset sales from smartphone promotions. This increase offset a decline in mobile voice revenue due to promotional packages and the National Communication Committee’s (“NCC”) tariff reductions.

Chunghwa’s internet business revenue increased by 3.2% to NT$6.19 billion in the second quarter of 2013. The increase was primarily attributable to the growth in HiNet ISP revenue due to customers’ upgrade to higher speed fiber services.

For the second quarter of 2013, domestic fixed revenue totaled NT$18.18 billion, representing a 2.3% decrease. Local and DLD service revenue decreased by 8.0% and 4.1% respectively mainly due to mobile and VoIP substitution.

Broadband access revenue, including ADSL and Fiber connections (“FTTx”), decreased by 1.8% to NT$4.68 billion, demonstrating the impact of the mandated tariff reductions for both ADSL and fiber services, and the ADSL service revenue decline offset the fiber service revenue increase.

International fixed revenue increased by 4.1% to NT$4.03 billion, mainly due to higher leased line revenue.

Other revenue decreased by 52.5%, primarily due to less construction revenue from the property development subsidiary, Light Era.

For the first half of 2013, total revenue was NT$112.45 billion, a 2.3% increase compared to the same period in 2012. This total was comprised of 48.7% mobile, 10.9% Internet, 32.2% domestic fixed, 7.0% international fixed, and the remainder was from other businesses.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2013 increased 8.7% to NT$43.18 billion. The increase was mainly from the rising cost of handsets sold, resulting from a strong mobile internet and handset sales during the quarter, and the bad debt reversal of NT$1.5 billion dollars in the same period of last year.

Total operating costs and expenses for the first half of 2013 increased by 5.7% year-over-year to NT$88.54 billion, mainly due to the same reason for the second quarter as previously mentioned.

Income Tax

Income tax expense for the second quarter of 2013 increased by 1.7% to NT$2.16 billion.

Operating Income and Net Income

Income from operations decreased by 5.6% to NT$12.65 billion for the second quarter. The operating margin was 22.7%, compared to 24.6% in the same period of 2012. Net income decreased by 7.0% to NT$10.64 billion. Basic earnings per share was NT$1.37.

Cash Flow and EBITDA

Cash flow from operating activities for the second quarter of 2013 increased by 43.7% to NT$19.37 billion, mainly due to the delay of bill payment from the first quarter to the second quarter associated with the holiday season.

EBITDA for the second quarter of 2013 decreased by 3.8% to NT$20.66 billion. The EBITDA margin was 37.0% compared to 39.5% in the same period of 2012. The lower EBITDA margin was primarily due to tariff cuts and the higher handset sales, of which the EBITDA margin is lower than traditional telecom services.

Capital Expenditure (“Capex”)

Total capex for the second quarter of 2013 increased by 6.8% to NT$8.05 billion. Total capex was comprised of: 49.7% domestic fixed communications, 36.0% mobile, 6.3% internet, 6.5% international fixed communications, and the remainder was for other uses.

Business and Operational Highlights

Broadband/HiNet

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This year, the Company is continuing to execute its strategy of encouraging FTTx migration. As of June 30th, the number of FTTx subscribers reached 2.83 million, accounting for 62.2% of total broadband users. Moreover, the number of subscribers signing up for 60Mbps and higher speed connections increased by 50.4%, reaching 1.02 million.

•	HiNet broadband subscribers increased 0.8%, totaling 3.78 million at the end of June 2013.

Mobile

•	As of June 30th, 2013, Chunghwa had 10.42 million mobile subscribers, representing a 2.9% year-over-year increase.

•	In the second quarter of 2013, the Company increased the number of mobile internet subscribers by 58.6% year on year or 1.17 million, reaching 3.17 million and growing its market share to 33.5%.

•	Mobile VAS revenue for the second quarter of 2013 increased by 35.1% to NT$ 6.82 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing 58.4%.

Fixed-line

•	As of June 30th, 2013, the Company maintained its leading position in the fixed-line market, with total 11.68 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX: 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw